January 9, 2007
VIA FACSIMILE: 202.772.9369
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Jason Wynn

Re:	Registration Statement on Form S-1 (No. 333-134056) of Legacy Reserves LP
Ladies and Gentlemen:
     On behalf of Legacy Reserves LP (“Legacy”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated to 12:00 p.m., Washington, D.C. time, on Thursday, January 11, 2007, or as soon thereafter as practicable. Legacy hereby acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Legacy from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•	Legacy may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
This request has also been transmitted via EDGAR.

Very truly yours, Legacy Reserves LP
By:	Legacy Reserves GP, LLC
its general partner

By:	/s/ William M. Morris
	Name:	William M. Morris
	Title:	Vice President, Chief Accounting Officer and Controller

Legacy Reserves
303 West Wall, Suite 1600 • Midland, Texas 79701 • P.O. Box 10848 • Midland, Texas 79702
OFFICE 432-682-2516 • FAX 432-686-8318